UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 18, 2025

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Appointment of a Director

Effective as of June 18, 2025, the board of directors (the "Board") of Integrated Media Technology Limited (the "Company") appointed Mr. Uwe Henke Von PARPART ("Mr. Parpart"), aged 84, as an independent non-executive member of the Board.

Mr. Parpart, aged 84, is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective. Previously, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of Reorient Group Limited, a company listed on the Hong Kong Stock Exchange Limited. Mr. Parpart brings over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America. Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications; he was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He was a frequent guest on CNBC and Bloomberg TV. Mr. Parpart was an independent director of the Company from December 2019 to August 2021. After serving as an officer in the German Navy, Mr. Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He had also taught at University of Pennsylvania and Swarthmore College.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 18, 2025

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer